Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

VIA EDGAR

December 26, 2024

Chad Eskildsen

Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Enhanced CLO Income Fund
File Numbers: 333-281856; 811-23999

Dear Mr. Eskildsen:

You previously provided accounting comments on the registration statement on Form N-2 (the “Registration Statement”) filed with respect to the Nuveen Enhanced CLO Income Fund (the “Registrant”). On December 20, 2024, we filed correspondence responding to those accounting comments (the “Accounting Response Letter”). On December 26, 2024, you provided one additional accounting comment to the Registration Statement and, therefore, I am writing to respond to that additional comment. For convenience, your comment is repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

1.	Comment: Notwithstanding your response to Comment 1 to the Accounting Response Letter, the staff believes that more recent unaudited financial statements of the Predecessor Fund and Master Fund are required to comply with Rule 6-11 of Regulation S-X. Accordingly, please confirm you will file the required interim financial statements.

Response: The Registrant will file interim financial statements for the Predecessor Fund and Master Fund as requested.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. Lachine